For Immediate Release
Exhibit 99.1

Contact:	Mark H. Collin
Phone: 603-773-6612
Fax: 603-773-6605
Email: collin@unitil.com

Unitil Reports First Quarter Earnings

Hampton, NH – April 27, 2010: Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Earnings Applicable to Common Shareholders of $6.5 million for the first quarter of 2010 compared to 2009 first quarter earnings of $9.1 million. Earnings per common share (EPS) were $0.61 for the three months ended March 31, 2010 compared to EPS of $1.14 in the first quarter of 2009. Earnings per share in the first quarter of 2010 are not directly comparable with 2009 due to a 35% increase in average common shares outstanding year over year resulting from the issuance of new common equity in 2009 to complete the financing of the Company’s acquisition of Northern Utilities and Granite State.

“Lower sales due to warmer than normal winter temperatures and the continued slow economic recovery in the region resulted in significantly lower earnings in the first quarter of 2010 compared to last year,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “Over the next 12 to 18 months we will be filing for rate relief for all our utility subsidiaries to align our revenues and operating costs and to recover the significant investments we are making to provide safe, reliable and cost effective electric and gas service to our customers. On April 15, 2010 we filed the first of these rate cases seeking a $10.1 million rate adjustment for our electric operations in New Hampshire.”

Natural gas sales margin decreased $1.4 million in the three months ended March 31, 2010 compared to the same period in 2009 reflecting lower sales volumes. Total therm sales of natural gas decreased 6.5% in the three months ended March 31, 2010 compared to the same period in 2009, reflecting decreases of 7.8% and 6.0% in sales to residential and commercial and industrial (C&I) customers, respectively. The lower sales in the first three months of 2010 reflect a milder winter heating season this year. There were 7.6% fewer Heating Degree Days in the Company’s service territories in the first quarter of 2010 compared to the same period in 2009. On a weather-normalized basis, natural gas sales decreased by 2.7% in the three months ended March 31, 2010 compared to the same period in 2009.

Electric sales margin decreased $0.3 million in the three months ended March 31, 2010 compared to the same period in 2009, reflecting lower sales volumes. Total electric kilowatt-hour (kWh) sales decreased 1.8% in the three months ended March 31, 2010 compared to the same period in 2009 driven by lower average usage per customer reflecting the milder winter weather as well as energy conservation efforts by our customers. On a weather-normalized basis, kWh sales in the three months ended March 31, 2010 were flat compared to the same period in 2009.

Selected financial data for 2010 is presented in the following table:

Unitil Corporation - Condensed Financial Data

(Millions, except Per Share Data) (Unaudited)

	Three Months Ended March 31,
	2010	2009	Change
Gas Therm Sales:
Residential	17.8	19.3	(7.8%)
Commercial/Industrial	54.6	58.1	(6.0%)

Total Gas Therm Sales	72.4	77.4	(6.5%)

Electric kWh Sales:
Residential	177.7	180.6	(1.6%)
Commercial/Industrial	237.5	242.1	(1.9%)

Total Electric kWh Sales	415.2	422.7	(1.8%)

Gas Revenues	$61.1	$72.4	$(11.3)
Purchased Gas	39.1	49.0	(9.9)

Gas Sales Margin	22.0	23.4	(1.4)

Electric Revenues	50.8	62.1	(11.3)
Purchased Electricity	36.7	47.7	(11.0)

Electric Sales Margin	14.1	14.4	(0.3)

Usource™ Sales Margin	1.1	1.1	—

Total Sales Margin	37.2	38.9	(1.7)

Operation & Maintenance	12.2	10.4	1.8

Depreciation, Amortization, Taxes & Other	14.2	14.6	(0.4)

Interest Expense, Net	4.3	4.8	(0.5)

Earnings Applicable to Common Shareholders	$6.5	$9.1	$(2.6)

Earnings Per Share	$0.61	$1.14	$(0.53)

Operation & Maintenance (O&M) expenses increased $1.8 million in the three months ended March 31, 2010 compared to the same period in 2009. The increase in O&M expenses primarily reflects higher utility operating costs associated with the completion of the transition and full integration of Northern Utilities and Granite State operations into the Company’s consolidated operating results in the current period.

Depreciation, Amortization, Taxes and Other expenses decreased $0.4 million in the three months ended March 31, 2010 compared to the same period in 2009. Higher depreciation expense on utility plant additions were offset by lower amortization and lower income taxes on lower pre-tax earnings in the quarter.

Interest Expense, Net decreased $0.5 million in the three months ended March 31, 2010 compared to the same period in 2009 reflecting higher acquisition related debt fees incurred in 2009 and lower average borrowings in the current quarter.

Also in the first quarter, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. This quarterly dividend results in a current effective annual dividend rate of $1.38 per share representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

Additionally, EPS in the first quarter of 2010 reflect a higher number of average shares outstanding year over year. In May and June 2009, the Company sold 2,700,000 shares of its common stock at a price of $20.00 per share in a registered public offering. The Company used the net proceeds of $51.2 million from this offering to complete the acquisition of Northern Utilities and Granite State.

As a result of the issuance of new common shares, consolidated results for the Company in the current period may not be directly comparable to prior period results until such time as the stock issuance is fully reflected in both reporting periods. Also, the Company’s results are expected to reflect the seasonal nature of the acquired natural gas businesses. Accordingly, the Company expects that results of operations will be positively affected during the first and fourth quarters, when sales of natural gas are typically higher, and negatively affected during the second and third quarters, when gas operating and maintenance expenses usually exceed sales margins in the period.

The Company will hold a quarterly conference call to discuss first quarter 2010 results on Tuesday, April 27, 2010, at 2:00 p.m. Eastern Time. This call is being webcast by Thomson Financial and can be accessed in the Investor Relations section of Unitil Corporation’s website, www.unitil.com. Institutional investors can access the call via Thomson StreetEvents (www.streetevents.com), a password-protected event management site.

About Unitil

Unitil Corporation is a public utility holding company headquartered in Hampton, New Hampshire. Unitil’s principal business is the local distribution of electricity and natural gas in the states of New Hampshire, Massachusetts and Maine. Unitil is the parent company of three distribution utilities: (i) Unitil Energy Systems, Inc., which provides electric service in the southeastern seacoast and state capital regions of New Hampshire; (ii) Fitchburg Gas and Electric Light Company, which provides both electric and natural gas service in the greater Fitchburg area of north central Massachusetts; and (iii) Northern Utilities, Inc., which provides natural gas service in southeastern New Hampshire and portions of southern and central Maine. In addition, Unitil is the parent company of Granite State Gas Transmission, Inc., an interstate natural gas transmission pipeline in New Hampshire and Maine. Together, Unitil’s operating utilities serve approximately 100,500 electric customers and 70,000, natural gas customers. Unitil’s non-regulated business, Usource™, also provides energy brokering and advisory services to large commercial and industrial customers in the northeastern United States.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-773-6612.